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Exhibit 12.2

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Years Ended December 31,
(millions except ratios)	2008	2007	2006	2005	2004
Income from continuing operations before provision for income taxes	$863	$1,012	$728	$555	$509
Less: Earnings from unconsolidated entities under the equity method of accounting	5	6	5	7	3
Add back fixed charges:
Interest on indebtedness	126	138	129	125	136
Interest on FIN 48 liabilities	—	(2)	—	—	—
Portion of rents representative of interest factor	47	75	79	71	73

Income as adjusted	$1,031	$1,217	$931	$744	$715

Fixed charges and preferred stock dividends:
Interest on indebtedness	$126	$138	$129	$125	$136
Preferred stock dividends	—	—	—	3	3

Interest and dividends	126	138	129	128	139
Portion of rents representative of interest factor	47	75	79	71	73

Total fixed charges and preferred stock dividends	$173	$213	$208	$199	$212

Ratio of earnings to combined fixed charges and preferred stock dividends	6.0	5.7	4.5	3.7	3.4

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  Exhibit 12.2
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends